SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                          For the month of August, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


      Indicate by check mark  whether the  registrant  files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F __
                                                        ---
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes __    No X
                  ---
      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Materials Contained in this Report:

I. Press release dated August 3, 2007 with respect to the registrant's results of operations for the first quarter of fiscal year 2008, ended June 30, 2007.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on August 3, 2007, with respect to the registrant's results of operations for the first quarter of fiscal year 2008, ended June 30, 2007:

     (1)  FY 2008 First Quarter Consolidated Financial Results

     (2)  Highlights of Consolidated Financial Results for FY 2008 First Quarter

     (3)  FY 2008 First Quarter Financial Summary

     (4) Supplemental Material for Financial Results for the three months ended June 30, 2007 (Consolidated)

     (5) Supplemental Material for Financial Results for the three months ended June 30, 2007 (Unconsolidated)

III. English translation of the Notice Concerning Acquisition of Own Shares, as filed by the registrant with the Tokyo Stock Exchange on August 3, 2007.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By: /s/ Takuo Sasaki
                                           --------------------------
                                          Name:  Takuo Sasaki
                                          Title: General Manager of
                                                 Accounting Division



Date:  August 3, 2007